

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

February 22, 2010

Christopher F. Tirotta
President
American Scientific Resources, Incorporated
1112 Weston Road, Unit 278
Weston, FL 33326

Re: **American Scientific Resources, Incorporated**
     Registration Statement on Form S-1
     Filed January 26, 2010
     File No. 333-164517

Dear Dr. Tirotta:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement Cover Page

1.   We note that your name is not as specified in exhibit 3.1. Specifically, your articles of incorporation refer to "American Scientific Resources, Inc."; however, in the registration statement you refer to "American Scientific Resources, Incorporated." Please reconcile.

Prospectus Cover Page

2.	Note that Schedule A, paragraph 16 of the Securities Act and Item 501(b)(3) of Regulation S-K require that you disclose the price at which the securities will be sold. Given your disclosure regarding the lack of an established market for your securities, a statement that selling stockholders will sell "at prevailing market price" is insufficient to satisfy your disclosure obligation. Therefore, please disclose the fixed price at which the securities will be sold. We will not object if you also elect to disclose that the selling stockholders will sell at the fixed price until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. However, you should make clear, in the same context, whether you intend to seek quotation on the OTC Bulletin Board. Also revise your "Plan of Distribution" accordingly.

Table of Contents, page 3

3.	It is unclear under what authority you are incorporating by reference, as you suggest in the first sentence of the last paragraph on this page. Please advise or revise.

Prospectus Summary, page 4

4.	Please tell us how you determined which information to highlight in your prospectus summary. For example, it is unclear why you highlight your historic acquisitions but do not discuss other pertinent information regarding your company, including without limitation your principal products, your supply and distribution channels, and your exposure to the child healthcare industry. Note that the summary should provide a clear and concise discussion of your operations. Revise accordingly.

About This Offering, page 4

5.	We note that you have listed your selling stockholders on pages 4-6. The recitation of the selling stockholders for three pages disrupts the summary. Please remove the bullets and revise to provide instead a summary description of the offering. In addition, please provide a cross-reference to your disclosure in the selling security holders section.

6.	It is unclear why you are registering 1,810,000 shares of common as you indicate in the first bullet point on page 5, given that exhibit 4.8 indicates that 1,500,000 shares were issued. Please clarify.

Risk Factors, page 7

7. Please revise the first paragraph to remove the implication that you have omitted material disclosure. Expand and/or add risk factor disclosure as necessary so that your revised first paragraph is accurate.

8. Please disclose in a separate risk factor your reliance on sales to Babies "R" Us for a majority of your revenues as well as the effect that the loss of this account would have on your financial condition and stock price.

9. Please add a separate risk factor to highlight that your common stock is not registered under the Exchange Act. The risk factor should explain the effect on investors of the automatic reporting suspension under section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules and section 16 of the Exchange Act.

We have limited..., page 7

10. Please tell us how you concluded that you have only conducted operations for three years when you disclose on page 17 that you acquired Kidz-Med on March 30, 2004. In addition, please reconcile the reference to "Kidz-Med (2005)" with the date in the third paragraph on page 17.

11. We note that your current cash is sufficient for only three months. Please add a risk factor or expand current risk factor disclosure to address whether you believe the company may have increased difficulty selling shares, and therefore raising capital, given the high number of shares available from selling stockholders.

We have numerous…, page 8

12. We note several of your loans are in default. We also note that certain of these loans are secured by your inventory, such as the promissory note issued to your CEO and the loans from two of your board members disclosed on page 24. Please add appropriate risk factor disclosure to discuss the effects on your operations should you remain in default, including materially higher interest rates and the possibility that debt holders may seek to collect on the collateral.

13. Please disclose the status of your settlement negotiations with convertible noteholders.

Our results of operations may fluctuate…, page 9

14. To the extent that you are aware of specific material risks, please clearly disclose them. It is inappropriate to merely list broad risk factors which may generally be

expected to affect any company. Please delete the bullets in this section and revise to provide appropriately detailed risk factor disclosure. Make similar revisions under the heading "The trading price of our common stock…" on page 10.

The market price for our common stock..., page 11

15.   Please clarify what you mean by the term "seasoned issuers" in the first sentence of this risk factor and more clearly explain why a seasoned issuer is able to withstand sales of shares without commensurate demand.

We will incur increased costs..., page 11

16.   We note your disclosure in the first sentence of this risk factor that you are voluntarily registering your stock. However, it is unclear to what extent your shares are being registered voluntarily. With a view toward disclosure, please tell us, for each shareholder, whether his or her shares have been registered voluntarily or pursuant to demand rights, if any, or piggyback rights.

Forward-Looking Statements, page 11

17.   Refer to the final sentence on this page. Please revise to clarify that you will comply with all obligations imposed by applicable securities laws.

Use of Proceeds, page 12

18.   Disclose the amount of proceeds that you will receive from the cash exercise of the warrants by selling stockholders. In addition, please specify the specific general corporate purposes to which such proceeds will be applied.

Selling Security Holders, page 12

19.   Given the nature of the offering and the selling security holders, advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

20.   For selling shareholders who received the offered securities in exchange for services, please disclose the duration of the services provided for the securities. Note that it is generally inconsistent with Section 5 of the Securities Act to register securities for resale if the related private placement is not yet complete.

21.   Please revise the prospectus to name Southridge Investment Group as an underwriter or tell us why you believe that revisions are unnecessary.

22.   Please revise to confirm, if true, that none of the selling stockholders, other than Southridge Investment Group, is a broker-dealer *or an affiliate of a broker-dealer*.

23.   Please refer to your table on page 13. It is unclear why you are including shares beneficially owned and how this provides an investor with meaningful and unambiguous disclosure regarding the shares each person is offering pursuant to this prospectus. Please revise accordingly. Note that we may have additional comments after you have revised the table to clarify your disclosure.

Plan of Distribution, page 15

24.   In the second bullet point on page 15, please clarify what you mean by "position and resell a portion of the block as principal" and how this differs from the transaction in the next bullet point. Also, disclose the definition of "exchange distribution" and how it applies to you given that you are listed on the Pink Sheets rather than an exchange.

25.   Please tell us which rules under Regulation M relate to the restrictions you disclose in the third full paragraph on page 16.

Description of Securities to be Registered, page 16

26.   Refer to the last sentence in this section. We note that this statement appears to be a legal conclusion that you are not qualified to make. Please advise or revise.

Description of Business, page 17

27.   We note that you refer to projects that are planned for the future, including marketing activities and product development. Given that your cash on hand will sustain you for a very short period, please revise your disclosure, as appropriate, to explain how you will fund these future projects.

28.   Please clarify the difference between Heartsmart, Inc. and Heart Smart, Inc.

Background, page 17

29.   Please substantially revise to disclose the development of your business over the past five years. You should include, for example and without limitation, a discussion of your retail diamonds sales business mentioned in exhibit 10.16, the Concorde and Safeguard asset acquisitions mentioned on page 6, Heartsmart's activities before it became inactive, and the bankruptcy you refer to in the last sentence on page 31.

30.   According to your disclosure on page F-29, Heartsmart generated revenues for the year ended December 31, 2008. Please reconcile your disclosure here and elsewhere in your document where you indicate that Heartsmart has been inactive since mid-2006.

31.   Please clarify what you mean by "next generation" in the first sentence of the second paragraph and why your products are considered next generation.

Kidz-Med, Inc., page 17

32.   You disclose that you began operations in 1993 by producing and distributing instructional videotapes and books and then expanded into the distribution of medical devices. While we note your current DVD video series, it is unclear whether you continue to produce and distribute books. Please revise accordingly.

33.   We note that the description of several of your products is vague. For instance, your disclosure regarding the Whistle-Watch Asmalert, Portable Ultrasonic Nebulizer, Mommy Recorder and Wee Target is not clear. Revise accordingly.

Kidz-Med Thermofocus 5-in-1, page 17

34.   Please tell us the basis for your statement in the second sentence of this section. In addition, please disclose how closely the thermometer must be held to the artery and for how long.

35.   Regarding the settlement agreement with Tecnimed that you mention in the last paragraph on page 17, please disclose what other retail chains Tecnimd approved.

36.   Refer to the final sentence on page 17. Please disclose the amount of the total debt and the amount currently outstanding.

37.   Please revise, where appropriate, to describe the terms of your agreement with the Greenwood Group to place your products with major pharmacy chains, supermarket chains and retail super-centers. Similarly, please make revisions to describe in greater detail the distribution and other material agreements related to the other products described on pages 17-19.

38.   You disclose in the first paragraph on page 18 that you are designing and manufacturing your own non-contact thermometer. Please clarify:
   • the purpose of identifying a Chinese factory when final assembly and packaging will be done domestically;
   • the estimated cost and how you intend to fund these costs;
   • how you are protecting the intellectual property related to the thermometer;
   • what regulatory approval, if any, is required and has been obtained;

- what testing you have conducted and the results;
- what agreements you have entered into related to the designing and manufacturing of the non-contact thermometer;
- how your thermometer differs from the Thermofocus; and
- the effect of non-compete clauses in your agreements with Tecnimed.

Kidz-Med Scald Safe, page 18

39.   Please disclose the manufacturer of the Scald Safe product and of the remainder of the principal products disclosed in this section.

Kidz-Med Whistle Watch..., page 18

40.   Please clarify how the product was introduced by both Mushroom Biomedical and ASR. For example, did these entities have a joint exclusive distribution right? In addition, please clarify Emo-Technic's rights with respect to Whistlewatch.

Kidz-Med Portable..., page 18

41.   It is unclear who your current customers are. For example, are *One Step Ahead* and *Leaps and Bounds* current customers? Who are your customers in the senior market? Please revise to clearly disclose to whom you sell this product.

Kidz-Med Medicine Dispenser, page 18

42.   With a view toward disclosure, please further explain how the "piston" works. For instance, is the dispenser battery-powered?

Kidz-Med Mommy Recorder, page 18

43.   Please clarify the meaning of the term "sourced." Revise accordingly.

Children's Chewable All Natural Multi-Vitamin, page 18

44.   Please provide a meaningful description of your product geared to an investor seeking to understand the important characteristics of this product rather than disclosure targeted to prospective customers.

Dr. Bip DVDs, page 18

45.   We note your use of the word "etc." Please disclose what other topics are available in the Dr. Bip series.

The Disintegrator, page 18

46.   Please reconcile your disclosure regarding your acquisition of the rights with the first paragraph in Note 5 on page 48.

47.   Please tell us your basis for the statements that the Disintegrator is the only FDA approved home needle destruction device and that the EPA and American Diabetes Association approved the device.

48.   Please clarify the status of this product. For example, are you currently selling or distributing this product? If not, what is the development status and estimated completion date?

Ulster Scientific, Inc., page 19

49.   Please clarify the meaning of the statement that Ulster has "pioneered" many important diabetes products. Also, please disclose the date and the reasons Ulster became inactive.

Heartsmart, Inc., page 19

50.   We note your disclosure regarding Heartsmart's partner and its intention to introduce its products through mass-market retailers as well as your disclosure in the first paragraph on page 30 that Dr. Tirotta manages the Heartsmart System product line. Please reconcile this disclosure with your statements here and on page 17 indicating that Heartsmart has been inactive since mid-2006.

Kidz-Med, Inc, page 19

51.   Please tell us whether all your products are currently available on your website.

Competition, page 19

52.   Refer to the first bullet of this section. With a view toward disclosure, please provide us with a more detailed comparison (including a price comparison) of your product and the Exergen product.

53.   We note your disclosure in the last paragraph of page 17 that Kidz-Med is the exclusive supplier to a specific number of stores. Please disclose the extent to which you compete with Tecnimed in the distribution of the Thermofocus 5-in-1 product and the effect this may have on your revenues.

54.   Please disclose the full name of the manufacturers of the products that compete with yours. We note, for example, that you do not disclose the name of the

manufacturers of the pacifiers or the full name of competitors like Assess or
Personal Best.

Patents, page 20

55.   Please disclose the expiration date of your patents.

56.   You disclose on page 8 that the Disintegrator Plus is also covered by a patent.
        Please clarify whether it is covered by the same patent as the Disintegrator.

Description of Property, page 20

57.   Please tell us why you have not disclosed the Shanghai office that you mention in
        your November 25, 2009 press release.

Management's Discussion and Analysis or Plan or Operations, page 21

Overview, page 21

58.   It is unclear why you disclose in the first sentence that you provide products
        through your subsidiaries when only Kidz-Med is active. Similarly, it is unclear
        why you indicate that your products are primarily distributed to surgical supply
        dealers and retail drug chains when Babies "R" Us accounts for 60% of your
        revenue. Please clarify and revise throughout the registration statement as
        appropriate.

59.   Please disclose why your product is no longer sold at Walgreens as you suggest in
        the first sentence of the second paragraph.

60.   In the second paragraph, please state why you are developing your own non-
        contact thermometer.

61.   Please expand to describe the impact of the Safeguard acquisition on your
        financial statements and results of operations. Also, address any known trends or
        uncertainties related to the acquisition that may materially affect your financial
        statements. Refer to Item 303(a)(3)(ii) of Regulation S-K and related Instruction.

Results of Operations, page 22

62.   Your discussion of the results of operations does not address all of the major
        components of your financial statements and it does not appear to present
        sufficient detail regarding your operating results. For instance, you do not present
        a complete comparison and discussion of reported revenues. Please expand to
        discuss and describe the specific components of your revenues and expenses and

the specific reasons for material changes therein during the periods presented. In that regard, your disclosure should address both "what happened" and "why." For instance, disclose why you incurred lower costs for professional and directors fees in 2009. Also, individual factors cited as contributing to changes in components of operating results should be quantified to the extent practical and material offsetting factors should be described and quantified.

For guidance on results of operations disclosure, please refer to Item 303 of Regulation S-K and Securities Act Release 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

63.   As a related matter, you provide certain items of information about sales under "Overview." It may be appropriate to incorporate a similar disclosure as a component of a revised results of operations discussion that also fully describes revenues and changes in revenues as actually reported in your financial statements. As well, your revised discussion should clearly address changes in revenues from changes in mix, prices, demand and other specific factors. Refer to Item 303(a)(3)(iii) of Regulation S-K.

64.   Please disclose gross margin as a percentage of sales for each period. As appropriate, address reasons for changes in the ratio from period to period.

65.   Please expand to describe the specific facts and circumstances leading to the significant inventory impairment recorded in 2009. That is; describe the factors leading to the lack of marketability, damage or loss. Please identify the primary products you determined to be impaired.

66.   To the extent relevant to an understanding of your business, please also expand to discuss and describe the results of operations of your segments and corporate.

Liquidity and Capital Resources, page 22

67.   We see your losses, cash flow deficits and going concern disclosure in the audit report and financial statement footnotes. We also see that you believe your resources are sufficient for less than two months from the "date of this prospectus." Please revise for the following:
•   Expand to specifically address your ability to continue as a going concern. Describe your specific plan to continue operations for the next twelve months.
•   Disclose an estimate of financing required to continue your operations for the next twelve months, including description and quantification of your material cash requirements
•   Describe your specific plan to raise necessary financing, including timing.

> The liquidity and capital resources discussion should describe the primary drivers of and other material factors necessary to an understanding of your operating, investing and financing cash flows and the indicative value of historical cash flows. It is generally not sufficient to merely repeat data from the cash flow statement in narrative form. For further guidance on the discussion of liquidity and capital resources refer to Securities Act Release 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations." Also refer to Section 607.2 of the Financial Reporting Codification.

Promissory Notes Payable, page 23

68.   We note that you refer to Lenders 1 and 2. Please revise to identify the lenders.

69.   In the second paragraph on page 23, you state that you issued a promissory note to Tecnimed on April 30, 2008.   We note that exhibit 4.8 indicates that the promissory note was issued on April 1, 2008. Please advise or revise to reconcile.

70.   In the second paragraph on page 24, please clarify the consulting agreement to which you refer.

Convertible Promissory Notes, page 24

71.   Regarding the disclosure in the first paragraph, please clarify why you decided to make the investors under agreement (A) "equal to the investors under agreement (B)" and what consideration was paid for the additional shares.

Convertible Redeemable Debentures, page 25

72.   You disclose that you have issued debentures in an aggregate amount of $175,000. However, the debentures filed as exhibits to this registration appear to aggregate to less than $175,000. Please explain.

73.   In addition, please tell us where you have discussed the debentures subject to exhibit 4.13.

Off-Balance Sheet Arrangements, page 27

74.   Please disclose why you cannot unequivocally state that you do not have off-balance sheet arrangements.

Directors, Executive Officers, Promoters…, page 29

75.   Please disclose Mr. Roth's business experience during the last five years and include his positions as senior vice president and director of business development in your table.

Board Committees and Independence, page 30

76.   Please update your disclosure to provide information for the last fiscal year.

Executive Compensation, page 31

77.   Please update your disclosure to provide information for the last fiscal year and otherwise comply with Item 402 of Regulation S-K.

Summary Compensation Table, page 31

78.   Please revise the summary compensation table to disclose the bonus Dr. Tirotta earned in 2008.

79.   Please tell us why you have not disclosed in your table the 500,000 options mentioned in your Outstanding Equity Awards table on page 32.

80.   Please disclose the assumption made in valuing the stock awards in your table. Refer to Regulation S-K Item 402(n) Instruction (v).

81.   You disclose in footnote 1 that Dr. Tirotta's salary is being deferred and accrued. Please reconcile this with your disclosure in the following paragraph, which indicates that his salary was paid through December 31, 2007.

82.   Please reconcile your disclosure in footnote 2 on page 31 and in footnote 1 on page 33 with your statement in the fifth paragraph on page 30 that your directors who are also employees are not paid for their services as directors.

Security Ownership…, page 33

83.   We note the first sentence in this section. Please provide current information regarding the ownership of your stock.

84.   Please disclose the total amount owned by your directors and officers as a group.

85.   Regarding your disclosure in footnote (4), please tell us why you have not included Safeguard Medical in your table.

Certain Relationships and Related Transactions…, page 34

86.   It appears that several related party transactions have not been disclosed in this
       section as required by Item 404 of Regulation S-K. Please refer to Item 404 of
       Regulation S-K and make appropriate revisions in your next amendment. Note
       that the comments to this section which appear below are not intended to be all-
       inclusive.

87.   Please disclose the acquisition of assets from Safeguard and revise the first
       sentence accordingly.

88.   Please disclose the outstanding promissory note issued on July 30, 2007 to a
       relative of the chief executive that you mention on page 24. Also, disclose the
       loans from the board members and ASR Realty that you mention in the fifth
       paragraph on page 24.

89.   Please disclose the related party transaction you mention in Note 10 on page 52.

90.   Please tell us your basis for not disclosing the November 5, 2005 $300,000 cash
       advance you mention on page 23.

91.   Regarding the board member advances you describe in the second paragraph, we
       note your disclosure of the balance at September 30, 2008. Please provide current
       balance information.

Disclosure of Commission Position…, page 34

92.   Please confirm the accuracy of your citations in this section. We note, for
       example, your reference to Nevada Revised Statute section 78.502.

93.   Please reconcile your disclosure in the penultimate paragraph in this section with
       the last paragraph on page 54.

Financial Statements, beginning on page 36

94.   Please update the audited financial statements. Refer to Rule 8-08 of Regulation
       S-X.

95.   We read in the last paragraph on page 31 that the company was rescued from
       bankruptcy by Dr. Tirotta. If the Company filed for bankruptcy please explain to
       us and disclose in a footnote the nature of the proceeding, when the bankruptcy
       occurred and how you accounted for the impact of the bankruptcy.

Note 5, Acquisition, page 48

96.   We see the significance of the purchase price for the Safeguard transaction, which you disclose is accounted for under guidance applicable to business combinations. Please provide acquired business financial statements and related pro forma information under Rules 8-04 and 8-05 of Regulation S-X for the acquisition. Refer to Rule 11-01(d) of Regulation S-X for guidance regarding the definition of a business for purposes of applying the requirements of Rules 8-04 and Rules 8-05. If you believe acquired business financial statements and pro forma information are not required under our rules, please fully explain in response to this comment.

97.   It appears you have recorded the assets acquired in a single line item on the balance sheet. Under FASB ASC 805-20-25-1 you should record identifiable assets and liabilities as of the acquisition date. Further, if the accounting is not complete at a financial reporting date, under FASB ASC 805-10-25-13 you should record provisional amounts for which the accounting is incomplete. Please appropriately revise or explain to us how your presentation is appropriate under the applicable guidance. If the initial accounting is incomplete, please also make the related disclosures called for by FASB ASC 805-10-50-6.

98.   Please expand to provide pro forma information called for by FASB ASC 805-10-50-2h. Please also disclose the amounts of each major class of assets acquired and liabilities assumed pursuant to FASB ASC 805-20-50-1c.

99.   Your disclosure indicates that Jason Roth purchased Safeguard in 2004 and that he became your employee in 2009, upon consummation of the acquisition. Based on your disclosure, it also appears that you have included the contingent obligations for future payments to Mr. Roth and Safeguard in consideration transferred under guidance applicable to business combinations. Please tell us how you evaluated and applied the guidance from FASB ASC 805-10-55-24 and -25 in determining the accounting for the contingent consideration.

100.   Please disclose how you will account for the contingent consideration over time under FASB Codification Topic 805.

101.   We also read on page 6 that you issued 37.5 million shares to Concorde Capital in September 2009 for assets. If these shares were issued in connection with the Safeguard acquisition, please clarify. If these shares are associated with a different transaction, please disclose and describe in your filing, as appropriate.

Audited Financial Statements

Note 1, Organization, page F-8

102.   You disclose that Ulster Scientific is inactive with no plans to resume operations. Accordingly, please disclose when and why Ulster became inactive. Alternatively, please revise to describe the actual business operations of that entity during the periods included in the financial statements presented in your filing, if any, and delete the description of the former operations.

Note 2, Going Concern, page F-8

103.   Please revise to quantify the dollar amount of obligations in default and to describe the specific potential consequences of those defaults.

Note 3, Summary of Significant Accounting Policies, page F-9

-- Revenue Recognition, page F-9

104.   We see that you cite the generic criteria from SAB 104 as the basis for your revenue practices. Please expand to describe how you apply the general criteria in your circumstances. For instance, please describe:
   * What you consider to be "pervasive evidence of an arrangement."
   * How you determine whether the selling price is fixed and determinable.
   * Clarify whether title passes at shipment or delivery, including how the accounting is impacted if terms vary.
   * Describe payment terms and collection policies.
   * Describe return and warranty policies, including the underlying accounting.
   * If relevant and significant, describe the nature of sales incentive programs and related accounting.

-- Inventories, page F-9

105.   You disclose that you have cumulative inventory "reserves" amounting to $272,025. Tell us why it is appropriate in GAAP to characterize inventory impairment charges as establishing "reserves." Note that under SAB Topic 5-BB and FASB ASC 330-10-35-14 inventory impairment charges establish a new cost basis for impaired inventory. Appropriately revise your disclosure. Also, tell us and clarify your disclosure to address how your inventory practices consider the specific guidance from SAB Topic 5-BB.

106.   As a related matter, if and when material to gross margin, please revise MD&A to disclose the impact on margins from sales of inventory with reduced cost as a result of lower of cost or market impairment charges.

107.   Please disclose the dollar amount of consigned inventory as of each balance sheet date. Disclose how you monitor and control inventory held by others, including how and when you are notified of sales by consignees.

-- Concentration of Credit Risk, page F-11

108.   We see that two customers were responsible for 90% of your sales in 2008. To further clarify the concentration of credit risk, please expand to also disclose the amount of accounts receivable from the significant customers.

Note 5, Restatement and Reclassification, page F-14

109.   We see that you restated the 2007 audited and 2008 interim financial statements for various matters, including errors. Briefly describe to us the general circumstances leading to the various restatements. As well, in light of the numerous restatements, please tell us why you should not present Risk Factor and/or MD&A disclosure about (1) the general causes of these errors, (2) risks and uncertainties regarding your ability to prepare financial statements that are free from material error and (3) the potential consequences and related risks if you cannot maintain appropriate internal controls.

Note 7, Notes Payable, page F-18

-- Promissory Notes Payable, page F-19

110.   Please add a table that clearly shows how the principal balances of the debt described in the narrative reconcile to the balance sheet amount at each balance sheet date.

Note 9, Common Stock, page F-25

111.   With respect to warrants please tell us about and disclose any circumstances set forth in the agreements that could lead to changes in exercise prices or the number of warrants outstanding. For instance, describe any anti-dilution and down-round provisions. Also, address the terms and provisions of cashless exercise features, if applicable.

112.   Under "Share Based Compensation" please disclose how you determined the fair market value of shares issued for employee and non-employee services. For instance, if true, disclose that you use quoted market price on the date of grant.

Note 11, Segment Reporting, page F-28

113. We read under Business (page 17) that Heart Smart has been inactive since 2006. We see here that you report revenues for that entity for 2007 and 2008. Please expand your disclosures to clarify the actual operating status of Heart Smart during the years presented.

114. Please revise to describe how you assign and/or allocate operating expenses to the segments and to corporate.

115. Under "Segment Assets," the item labeled "Consolidated expenditures for long-lived assets" appears to be total consolidated assets. Please appropriately revise.

116. Please make the quantified disclosure about revenues from product lines called by FASB ASC 280-10-50-40.

Item 15. Recent Sales of Unregistered Securities, page 55

117. We note that the total issuances of common stock disclosed in this section is substantially less than the issuances disclosed in your statements of shareholders' deficit. Therefore, please provide us in tabular format a reconciliation of your sales of unregistered securities to the issuances listed in your statement of shareholders' deficit.

Item 16. Exhibits, page 57

118. Please clarify in your description the date in which you issued the debentures for exhibit 4.14.

Item 17. Undertakings, page 59

119. Please provide the undertakings required by Regulation S-K Item 512(a)(6).

Exhibits

120. We note that there are several material agreements which have not been filed with this registration. For example, we note without limitation:
   • your inventory loan agreement with Gols Associates that you mention on page 4;
   • your consulting services agreement with Knightsbridge Advisors disclosed on page 4 that gave rise to the payment of 17,000,000 shares of common;
   • the note and warrant agreements regarding issuances to Future Now, Inc. on February 25, 2008;

- the agreement relating to the investor relations services provided by Shrink Nanotechnologies you disclose on page 4;
- your agreement with Capital Stack, LLC for advertising services that you mention in the fifth bullet point on page 5;
- the investor relations services agreement with ROI Group;
- the purchase warrant for 11,525,000 shares upon exercise of warrants and the February 10, 2008 agreement with Southbridge Investment Group;
- the investor relations agreement with Barret Akers disclosed on page 5;
- the agreement with Joe Emas for legal services;
- the agreement with Greenwood Group that provides for the share issuances you disclose in the fourth to last bullet point on page 5;
- the medical and surgical consulting services agreement with Mr. Massogila;
- the agreement to purchase 33,333,333 shares of common with Granite Financial;
- the legal services agreement for 5,000,000 shares with Sichenzia;
- the asset acquisition agreements with Safeguard Medical and Concorde Capital disclosed on page 6;
- the settlement with Tecnimed entered into on March 6, 2009;
- your agreement with Emo-Technic disclosed on page 18;
- the agreement with JoyCare that you mention on page 18 for the distribution of the Mommy Recorder;
- the purchase warrant related to the October 22, 2007 promissory note;
- the unsecured installment note agreement you mention in the first paragraph on page 24;
- the line of credit agreement entered into on February 25, 2008;
- the loan agreement regarding the advances by your board members mentioned in the fifth paragraph on page 24 that is not covered by exhibit 4.18 related to the $27,000 loan;
- the note and warrant agreement related to the first agreement detailed in the last full paragraph on page 24;
- your employment agreement with Jason M. Roth entered into on September 13, 2009;
- the license agreement disclosed in Note 10 on page 52; and
- any other material agreements of the company.

Please file complete copies of all agreements required by Item 601 of Regulation S-K as soon as possible. Note that the staff may require additional time to review these agreements.

121. Please tell us the difference between exhibits 4.8 and 10.20.

122. Please tell us where you filed exhibit 10.24.

Exhibit 3.1

123.   Please file a complete copy of your articles. We note, for example, that there is no record of your name change to Vencap Capital Corporation.

Exhibit 4.13

124.   Please file a copy of this exhibit that includes the terms that are currently blank.

Exhibit 10.9

125.   Please file a complete copy of exhibit 10.9, including all appendices.

Exhibit 10.13

126.   Please file a complete copy of this exhibit. We note, for example, the reference to schedules.

Exhibit 10.15

127.   We note that your agreement is dated August 7, 2007 but signed August 21, 2009. Please explain.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

128.   Please include a currently dated and signed consent from your independent auditors with any amendment of the filing.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeanne Bennett at (202) 551-3606 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3314 with any other questions.

Sincerely,

Daniel Morris
Special Counsel

cc (via fax):   David B. Manno, Esq.
                 Sichenzia Ross Friedman Ference LLP